Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 15, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that on January 14, 2018, our subsidiary, Tarjeta Naranja S.A. (the “Company”), authorized the entrance by the Company into a license agreement with Grupo Estepa S.R.L. providing for the use of the Company’s Naranja Viajes brand by Grupo Estepa S.R.L.

The Company has a commercial interest in linking its Naranja Viajes brand to an electronic commerce platform, provided by Grupo Estepa S.R.L. called “Escapando.com”, in order to incorporate its brand into such new products and technology and thereby enabling the Company to participate, and provide exposure for such brand, in the digital marketplace.

The agreement has a 12-month term, which shall begin from the date of its acceptance by the parties thereto, and includes provisions for automatic and successive extensions.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com